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                              December 6, 2021

       Chaitanya Kanojia
       Chief Executive Officer
       Starry Holdings, Inc.
       38 Chauncy Street, Suite 200
       Boston, MA 02111

                                                        Re: Starry Holdings,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed November 5,
2021
                                                            File No. 333-260847

       Dear Mr. Kanojia:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Do I have redemption rights?, page xviii

   1. Please revise to show the potential impact of redemptions on the per share value of the shares owned by
non-redeeming shareholders by including a sensitivity analysis showing a range of redemption
scenarios, including minimum, maximum and interim redemption levels.
   2. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration
provided in exchange for this agreement.
   3. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem
their shares may experience in connection with the business
                                                        combination. Provide
disclosure of the impact of each significant source of dilution,
 Chaitanya Kanojia
Starry Holdings, Inc.
December 6, 2021
Page 2
         including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
4. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
5. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
How will the SPAC merger affect my public shares, public warrants and Units?, page xxi

6. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
What are the U.S. federal income tax consequences...., page xxii

7. You state that the SPAC merger will constitute a reorganization within the meaning of
         Section 368(a)(1)(F) of the Code. Please file an opinion of counsel supporting such a conclusion. Refer to Item 601(b)(8) of Regulation S-K. See also Staff Legal Bulletin No.
         19 for further guidance.

What vote is required to approve each proposal at the special meeting?, page xxii

8. In light of your IPO Letter Agreement and Sponsor Support Agreement, please clarify the percentage of unaffiliated public SPAC stockholders that will be necessary to approve of the Business Combination.
Do any of Firstmark's Directors or Officers have interests in the business combination that may differ..., page xxiv

9. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
       Include the current value of securities held, loans extended, fees due, and out-of-pocket
FirstName LastNameChaitanya Kanojia
       expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
Comapany   NameStarry
       similar disclosureHoldings,    Inc.
                           for the company   s   officers and directors, if
material.
December 6, 2021 Page 2
FirstName LastName
 Chaitanya Kanojia
FirstName  LastNameChaitanya Kanojia
Starry Holdings, Inc.
Comapany6,
December   NameStarry
             2021     Holdings, Inc.
December
Page  3   6, 2021 Page 3
FirstName LastName
10. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
11. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
The Convertible Note Investment, page 4

12. We note that you have arranged to sell additional securities to raise funds to satisfy the minimum cash required to complete the business combination transaction after returning funds to redeeming stockholders. Revise to discuss the key terms of any convertible securities and to disclose the potential impact of those securities on non-redeeming shareholders.
The PIPE Investment, page 4

13. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business
         combination. Disclose if the SPAC   s sponsors, directors, officers or
their affiliates will
         participate in the private placement.
Summary
FirstMark Board's Reason for Approval of the Business Combination, page 9

14. You state that for buildings in which Starry's network has been deployed for at least one year, the average penetration rate is approximately 24%. Please balance this disclosure with a discussion of Starry's actual penetration rates for each period presented. In this regard, it appears from your disclosures elsewhere that the estimated penetration of
         Homes Serviceable for fiscal 2021 is 1%.
Interests of FirstMark Directors and Officers in the Business Combination, page
20

15.      Please expand your disclosure regarding the sponsor   s ownership
interest in the target
         company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.
Risk Factors, page 53

16. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
 Chaitanya Kanojia
FirstName  LastNameChaitanya Kanojia
Starry Holdings, Inc.
Comapany6,
December   NameStarry
             2021     Holdings, Inc.
December
Page  4   6, 2021 Page 4
FirstName LastName
Risks Related to Starry
We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses..., page 53

17. We note that Starry's management identified material weaknesses in internal control over financial reporting. Please revise to address specifically what remediation efforts you have taken so far and what remains to be completed in your remediation plan. Also, disclose how long you estimate it will take to complete your plan and any associated material costs that you have incurred or expect to incur.
Risks Related to the Business Combination and FirstMark
FirstMark identified a material weakness in its internal control over financial reporting. This material weakness could continue..., page 74

18. We note FirstMark's management identified a material weakness in internal control over financial reporting existed as of December 31, 2020 due to the misclassification of warrants issued during the IPO which resulted in a restatement. Please revise to specifically discuss any remediation efforts taken so far and what remains to be completed in your remediation plan. Also, disclose how long you estimate it will take to complete your plan and any associated material costs that you have incurred or expect to incur.
         Additionally, we note from Firstmark's September 30, 2021 Form 10-Q that you also identified a material weakness in internal control related to the classification of Class A common stock subject to possible redemption. Please also address your remediation plan related to this matter and revise your current representation of this issue as a significant deficiency rather than a material weakness.
Background of the Business Combination, page 99

19.      We note that "in October 2020, Mr. Jani had a discussion with
Chaitanya (   Chet   )
         Kanojia, the Chief Executive Officer of Starry, on the emergence of special purpose acquisition companies and the process of undertaking an initial business combination as a possible avenue for taking Starry public". Please revise to specify the date this discussion took place.
20. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
21.      You state that you entered into non-disclosure agreements with 24
priority    targets and
         submitted non-binding indications of interest to five companies. Please discuss the outcome of the communications with these potential targets. Chaitanya Kanojia
FirstName  LastNameChaitanya Kanojia
Starry Holdings, Inc.
Comapany6,
December   NameStarry
             2021     Holdings, Inc.
December
Page  5   6, 2021 Page 5
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information
Description of Minimum and Maximum Allowable Redemption Scenarios, page 182

22. Please tell us, and revise your disclosures to address what happens if redemptions exceed
         32,928,773 shares and the Closing Surviving Cash balance falls below $300 million. In your response, address whether there are options to obtain additional funding and/or whether this requirement can be waived such that the transaction can still take place.
23. Please disclose here the various exchange and conversion ratios used to determine the shares outstanding after consummation of the Business Combination. Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page
189

24. We note that Starry's CEO will receive Class X common stock in the merger, which entitles the holder to 20 votes per share. As the Class X stock appears to be linked to Mr.
         Kanojia's employment, please tell us how you considered whether the super-majority voting rights constituted a modification to the founder's equity and whether you intend to record additional compensation expense as a result of such modification. Refer to ASC
         718-20-35-2A. If so, please revise to include the necessary pro forma adjustment to reflect such expense.

Information About Starry, page 202

25. You state that you primarily lease dark fiber from third parties. Please disclose whether the company utilizes any existing third-party networks to provide services to end users.
         Disclose whether the company utilizes any existing third-party networks to provide services to end-users. To the extent you do, please revise to include a discussion of any agreements with the third-party network providers.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Starry, page 230

26. We note that you have a gross loss for each period presented. Please revise to disclose whether there is a minimum amount of revenue that you must generate in order to recover your costs or achieve gross profit. Also, revise to distinguish between those costs and expenses that are fixed and variable in nature. This information will allow investors to better assess the potential profitability of your business.
27. You state on page 53 that management relies on projections and estimates to calculate key performance indicators (KPIs) and other business metrics. We also note that FirstMark reviewed certain metrics and performance indictors as part of the due diligence procedures related to this merger. Please revise here to include a quantified discussion of the KPIs and other metrics used in managing Starry's business for each period presented, including
 Chaitanya Kanojia
Starry Holdings, Inc.
December 6, 2021
Page 6
         Addressable Households, Homes Serviceable, Total Subscribers and Penetration of
         Homes Serviceable. Also, ensure you clearly define how each metric is calculated and include a discussion of any trends, uncertainties and fluctuations in such measures from period to period. Refer to SEC Release No. 33-10751.
Key Non-GAAP Financial Measures, page 231

28. Please revise the table here to present the corresponding GAAP measures of Net Loss,
         Gross Profit and Operating Expenses with equal or greater prominence than the related non-GAAP measures. Refer to Question 102.10 of the Non-GAAP C&DIs and Item
         10(e)(1)(i)(A) of Regulation S-K.
29. Please revise to address in more detail why you believe disclosure of Adjusted Gross
         Profit and Adjusted Operating Expenses is useful to investors and how management uses these measures to evaluate operations. Specifically address why you believe presenting a non-GAAP gross loss measure that excludes depreciation expense related to your distribution systems, which are instrumental to providing your broadband services and generating revenue is useful to investors. Also, tell us how you considered your substantive non-cancelable commitments to expand and maintain your distribution system in the future in your consideration of this non-GAAP measure. Liquidity and Capital Resources, page 238

30. Please revise to address the fact that you have determined there is substantial doubt about
         Starry's ability to continue as a going concern for the next 12-months and disclose the number of months you expect you can continue operations given your current sources of liquidity. Refer to Section III.C of SEC Release No. 33-6835. Strategic Partnership Arrangement, page 239

31. Please revise to identify the third party with which you have entered into a strategic partnership and discuss the material terms of the agreement, including but not limited to, any termination provisions and revenue sharing arrangements
Beneficial Ownership of Securities, page 268

32. We note that you now have multiple classes of voting securities issued and outstanding.
       Please revise to provide beneficial ownership for each class of voting securities before and after the offering. Refer to Item 403 of Regulation S-K. In addition, since the Class
FirstName LastNameChaitanya Kanojia
       X common stock has 20 votes per share, add a column to the beneficial ownership table
Comapany    NameStarry
       showing   the totalHoldings,
                          percentageInc.
                                       of voting power held by each person
listed in the table after
       the offering.
December 6, 2021 Page 6
FirstName LastName
 Chaitanya Kanojia
FirstName  LastNameChaitanya Kanojia
Starry Holdings, Inc.
Comapany6,
December   NameStarry
             2021     Holdings, Inc.
December
Page  7   6, 2021 Page 7
FirstName LastName
Starry, Inc. Notes to Condensed Consolidated Financial Statements (unaudited)
Note 2. Summary of significant accounting policies
Revenues, page F-16

33. Please tell us what consideration you gave to disclosing revenue disaggregated between, for example, commercial customers and individual customers, Starry Connect (i.e. low-
         income customers) and other customers, and/or on some other basis of disaggregation.
         Refer to ASC 606-10-50-5.
34. Please revise here to address how you account for the Federal subsidies awarded in 2020 and the monthly subscriber reimbursements that you receive under the FCC's Emergency
         Broadband Benefit program, if material, and include the specific accounting guidance applied. In your response, tell us the amount of subsidies received for each period presented.
35. Please revise to disclose how you account for the revenue earned under your strategic alliance agreements with AEPV and Quanta. Address whether you consider yourself to be the agent or principal for contracts related to these agreements, and provide your accounting analysis. Also address how Quanta is to be paid (e.g., based on revenue or a straight fee) and how that impacts your revenue recognition, as applicable. Refer to ASC
         606-10-55-36 through 55-40. In your response, please tell us the amount of revenue earned from these arrangements for each period presented.
Note 5. Share-based compensation expense, page F-50

36. We note you issued restricted stock units in May 2021 that have a service period and a performance condition, which is linked to a liquidity event. Please revise to define what liquidity event(s) will satisfy the performance condition. To the extent this merger transaction will satisfy the performance condition, revise to include a pro forma adjustment for the additional compensation, if any, that will be recorded upon consummation of the transaction.
 Chaitanya Kanojia
FirstName  LastNameChaitanya Kanojia
Starry Holdings, Inc.
Comapany6,
December   NameStarry
             2021     Holdings, Inc.
December
Page  8   6, 2021 Page 8
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Shagufa R. Hossain